Exhibit 99.41

June 4, 2025    News Release
OceanaGold Reports Voting Results from its 2025 Annual General and Special Meeting
(VANCOUVER, BC) OceanaGold Corporation (TSX: OGC, OTCQX: OCANF) (“OceanaGold” or the “Company”) is pleased to report the voting results from the Company's 2025 Annual General and Special Meeting of Shareholders (the "Annual Meeting") held today.
A total of 538,458,035 common shares were voted at the meeting, representing 77.12% of the votes attached to all outstanding common shares. Shareholders voted in favour of each of the items of business at the Annual Meeting as follows:
Election of Directors
Resolutions electing each of the director nominees listed in OceanaGold’s Management Information Circular dated April 23, 2025 as directors of the Company were passed by ordinary resolution.
Detailed results of the vote for each director are set out in the table below:

Directors	Votes For	%	Votes Withheld / Abstain	%
Paul Benson	393,936,966	79.79	99,784,006	20.21
Ian M. Reid	488,729,245	98.99	4,991,727	1.01
Craig J. Nelsen	491,026,458	99.45	2,694,514	0.55
Sandra M. Dodds	482,121,086	97.65	11,599,886	2.35
Alan N. Pangbourne	490,403,457	99.33	3,317,515	0.67
Linda M. Broughton	491,015,000	99.45	2,705,972	0.55
Stefanie E. Loader	493,423,819	99.94	297,153	0.06
Gerard M. Bond	493,434,771	99.94	286,201	0.06
Share Consolidation
A special resolution approving the consolidation of all issued and outstanding common shares of the Company on a consolidation ratio of up to three (3) pre-consolidation common shares for one (1) post-consolidation common share (the “Consolidation”) was passed.

Votes For	%	Votes Against	%
536,892,725	99.71	1,565,307	0.29
www.oceanagold.com

The Company is exploring the benefits of a dual listing of its common shares on a major U.S. exchange, including the New York Stock Exchange, for a potential listing in the first half of 2026. The Company believes a U.S. listing could lead to increased interest by a wider audience of potential investors and result in increased marketability and trading liquidity. The principal reason for the Consolidation is to raise the per share trading price of the common shares in order to better comply with minimum trading price requirements of such exchanges.
Subject to approval by the Toronto Stock Exchange, OceanaGold expects the Consolidation to be effective on or around June 23, 2025, and intends to issue a detailed press release to provide a further update and final details on the Consolidation.
Appointment of Auditor
A resolution appointing PricewaterhouseCoopers LLP (PWC Canada) as the auditor of the Company for the ensuing year and authorizing the board of the Company to fix their remuneration was passed.

Votes For	%	Votes Withheld / Abstain	%
508,912,534	94.51	29,545,500	5.49
Advisory Vote on Executive Compensation
A non-binding resolution on the Company’s approach to executive compensation was passed.

Votes For	%	Votes Against	%
480,384,783	97.30	13,336,189	2.70
Virtual-Only Meetings
A resolution approving the Company to hold the 2026 Annual General Meeting of Shareholders exclusively in a virtual-only format was passed.

Votes For	%	Votes Against	%
325,303,717	65.89	168,417,253	34.11
Amendments to the Company’s Articles
A special resolution approving amendments to the Company’s articles was passed.
www.oceanagold.com

Votes For	%	Votes Against	%
491,746,774	99.60	1,974,197	0.40
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United States of America; Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.
For further information please contact:
Investor Relations:
Haley Mayers, VP, Investor Relations
Tel: +1 604-678-4097
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com
Media Relations:
Louise Burgess, Director, Communications
Tel: +1 604-403-2019
media@oceanagold.com
www.oceanagold.com

Cautionary Statement for Public Release
This press release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to the Company being listed on a major U.S. exchange, including such dual listing leading to increased interest by a wider audience of potential investors, increased marketability and trading liquidity and the expected timing for such listing, and the anticipated timing and effects of the completion of the Consolidation. Forward-looking statements and information relate to future performance and reflect the Company’s expectations regarding the generation of Free Cash Flow, execution of business strategy, future growth, future production, estimated costs, results of operations, business prospects and opportunities of OceanaGold and its related subsidiaries. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking statements. They include, among others, those risk factors identified in the Company’s most recent Annual Information Form prepared and filed with securities regulators which is available on SEDAR+ at www.sedarplus.com under the Company’s name and on the Company’s website. There are no assurances the Company can fulfil forward-looking statements. Such forward-looking statements are only predictions based on current information available to management as of the date that such predictions are made; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control. Although the Company believes that any forward-looking statements contained in this press release is based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information, whether as a result of new information, events or otherwise, except as required by applicable securities laws.
www.oceanagold.com
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